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Washington, D.C. 20549

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SEC FILE NUMBER
8-44523

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/02 (MM/DD/YY) AND ENDING 06/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Continental Investors Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1330 Broadway Street
(No. and Street)

Longview	WA	98632
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

AUG 2 1 2003

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cheshier & Fuller, L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 25 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information

OATH OR AFFIRMATION

I, Max B. Kamp, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Continental Investors Services, Inc., as of June 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title



MARIE BUCHHEIT
COMMISSION EXPIRES
NOTARY
PUBLIC
JULY 01, 2006
STATE OF WASHINGTON

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CONTINENTAL INVESTORS SERVICES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED

JUNE 30, 2003

CONTINENTAL INVESTORS SERVICES, INC.

CONTENTS



Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC PRACTICE SECTION OF AICPA
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Continental Investors Services, Inc.

We have audited the accompanying statement of financial condition of Continental Investors Services, Inc., as of June 30, 2003, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Continental Investors Services, Inc., as of June 30, 2003 and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CHESHIER & FULLER, L.L.P.

Dallas, Texas
July [illegible], 2003

CONTINENTAL INVESTORS SERVICES, INC.
Statement of Financial Condition
June 30, 2003

ASSETS

Cash	$ 203,163
Receivable from broker-dealers and clearing organizations	919,579
Securities owned at market value	2,113,890
Furniture and equipment at cost, less accumulated depreciation of $80,129	1,518
Other assets	190
	$ 3,238,340

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$ 75,860
Payable to broker-dealers and clearing organizations	1,582,704
Federal income taxes payable	210,000
	1,868,564
Stockholders' equity	
Common stock - no par value, 200,000 shares authorized, 65,161 issued and 35,091 outstanding	380,070
Treasury stock, 30,070 shares, at cost	(663,982)
Retained earnings	1,653,688
Total Stockholders' Equity	1,369,776
	$ 3,238,340

The accompanying notes are an integral part of these financial statements.

CONTINENTAL INVESTORS SERVICES, INC.
Statement of Income
For the Year Ended June 30, 2003

Revenues	
Securities commissions	$ 3,875,334
Sale of investment company shares	476,723
Gains or (losses) on firm securities trading accounts	721,340
Interest income	288,726
	5,362,123
Expenses	
Commissions	3,747,356
Employee compensation and benefits	298,068
Commissions and clearance paid to all other brokers	235,173
Communications	58,301
Losses in error account and bad debts	2,260
Occupancy and equipment costs	43,063
Promotional expenses	60,997
Interest expense	165,602
Regulatory fees and expenses	40,416
Other expenses	49,162
	4,700,398
Net income before taxes	661,725
Federal income tax expense	224,939
Net income	$ 436,786

The accompanying notes are an integral part of these financial statements.

CONTINENTAL INVESTORS SERVICES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended June 30, 2003

	Common Stock		Treasury Stock		Retained	
	Shares	Amount	Shares	Amounts	Earnings	Total
Balances at June 30, 2002	65,161	$ 380,070	26,775	$ (564,798)	$1,216,902	$1,032,174
Purchase of treasury stock			3,295	(99,184)		(99,184)
Net income					436,786	436,786
Balances at June 30, 2003	65,161	$ 380,070	30,070	$ (663,982)	$1,653,688	$1,369,776

The accompanying notes are an integral part of these financial statements.

CONTINENTAL INVESTORS SERVICES, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended June 30, 2003

Balance at June 30, 2002	$ -0-
Increases	-0-
Decreases	-0-
Balance at June 30, 2003	$ -0-

The accompanying notes are an integral part of these financial statements.

CONTINENTAL INVESTORS SERVICES, INC.
Statement of Cash Flows
For the Year Ended June 30, 2003

Cash flows from operating activities	
Net income	$ 436,786
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation and amortization	1,443
Change in assets and liabilities:	
Increase in receivable from broker-dealers and clearing organizations	(919,579)
Decrease in securities owned at market value	143,221
Decrease in accounts payable and accrued expenses	(2,186)
Increase in payable to broker-dealers and clearing organizations	354,024
Increase in federal income taxes payable	200,810
Net cash provided (used) by operating activities	214,519
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Purchase of treasury stock	(99,184)
Net cash provided (used) by financing activities	(99,184)
Net increase in cash	115,335
Cash at beginning of period	87,828
Cash at end of period	$ 203,163
Supplemental disclosures	
Cash paid for:	
Interest	$ 165,602
Income taxes	$ 24,129

The accompanying notes are an integral part of these financial statements.

CONTINENTAL INVESTORS SERVICES, INC.
Notes to Financial Statements
June 30, 2003

Note 1 - Summary of Significant Accounting Policies

Continental Investors Services, Inc. ("Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (S.E.C.) and is a member of the National Association of Securities Dealers (NASD). The Company is a Washington state corporation. The Company renders broker-dealer services in principally debt related securities both as agent and principal to its customers. The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company's customers are located throughout the United States.

Security transactions (and related commission revenue and expense) are recorded on a trade date basis.

Marketable securities owned and securities sold but not yet purchased are recorded at quoted market value. Securities and investments which are not readily marketable are carried at fair value as determined by management of the Company. Unrealized gains and losses are credited or charged to operations. The Company's securities are being held by the clearing broker-dealer. Should the correspondent broker-dealer fail to deliver securities to the Company, the Company may be required to purchase identical securities on the open market.

Advertising costs are expensed as incurred.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are nondeductible for tax reporting purposes.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CONTINENTAL INVESTORS SERVICES, INC.
Notes to Financial Statements
June 30, 2003

Note 1 - Summary of Significant Accounting Policies, continued

Furniture and equipment is recorded at cost. Depreciation is recorded using an accelerated method over the useful lives of the assets.

Treasury stock is accounted for using the cost method.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At June 30, 2003, the Company had net capital of approximately $1,158,446 and net capital requirements of $250,000. The Company's ratio of aggregate indebtedness to net capital was .25 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Securities Owned

Securities owned represent trading and investment securities at quoted market values, and at June 30, 2003 consist of the following:

Equities	$ 17,084
Corporate bonds	608,870
Municipal bonds	1,073,543
Registered investment companies	414,393
	$2,113,890

CONTINENTAL INVESTORS SERVICES, INC.
Notes to Financial Statements
June 30, 2003

Note 5 - Stock Options

The Company grants options to key employees to purchase shares of its common stock. Options generally vest over one to four years, and currently expire no later than ten years from the date of grant.

The Company has elected to account for the stock option plan under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, no compensation expense has been recognized for the stock options.

There was no compensation cost charged to operations for the stock option plan. Had compensation expense for the stock option plan been determined based on the fair value of the options at the grant date consistent with the methodology prescribed under Statement of Financial Standards No. 123, "Accounting for Stock-Based Compensation," the Company's net income would have been decreased by approximately $34,353 as follows:

Net income	
As reported	$ 436,786
Pro forma	$ 402,433

The weighted average fair value of the options granted (extended) during the year was estimated using the Black-Scholes option pricing model using the following assumptions:

Risk-free interest rate	2.56% and 1.84%
Expected life (years)	2
Expected volatility	-0-
Expected dividends	-0-

A summary of option transactions during the year ended June 30, 2003 is shown below:

	Number Of Shares	Weighted-Average Exercise Price
Outstanding at June 30, 2002	32,800	$ 13.43
Granted	6,000	24.66
Exercised	-0-	-0-
Canceled	-0-	-0-

CONTINENTAL INVESTORS SERVICES, INC.
Notes to Financial Statements
June 30, 2003

Note 5 - Stock Options, continued

Outstanding at June 30, 2003	38,800	$ 15.17
Exercisable at June 30, 2003	35,300	$ 14.18

All outstanding options as of January 18, 2003 were extended an additional 5 years.

A summary of options outstanding as of June 30, 2003 is shown below:

Exercise Price	Number of Options Outstanding	Weighted-Average Remaining Contractual Life of Options Outstanding	Number of Options Exercisable
5.00	6,000	4.66 years	6,000
6.25	4,300	5.08 years	4,300
15.57	15,000	5.00 years	15,000
20.00	3,750	3.56 years	3,750
20.00	3,750	4.56 years	3,750
24.00	2,500	1.10 years	2,500
25.00	3,500	7.00 years	-0-
	38,800		35,300

If the option holders' employment is terminated, any unvested portion of the options will expire.

Note 6 - Related Party Transactions

The Company's office building is leased from an officer of the Company. Rent paid under this lease for the year ended June 30, 2003 was $29,400 and is included in occupancy and equipment costs.

Note 7 - Concentration Risk

At various times during the year, the Company had cash balances in excess of federally insured limits of $100,000.

CONTINENTAL INVESTORS SERVICES, INC.
Notes to Financial Statements
June 30, 2003

Note 8 - Payable to Clearing Broker

The payable to clearing broker represents the amount due for unsettled trading securities owned. Interest is charged on this payable at the prevailing margin rate, which was 4.88% at June 30, 2003.

Note 9- Commitment and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At June 30, 2003, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 10 Pension Plans

The Company has a SAR-SEP pension plan covering substantially all employees. The Company may contribute amounts as determined by the Board of Directors. The Company made contributions totaling $8,311 during the year ended June 30, 2003.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

June 30, 2003

Schedule I

CONTINENTAL INVESTORS SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2003

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital	$ 1,369,776
Add: Other deductions or allowable credits	-0-
Total capital and allowable subordinated liabilities	1,369,776
Deduction and/or charges:	
Non allowable assets:	
Furniture and equipment	(1,518)
Other assets	(190)
Net capital before haircuts on securities positions	1,368,068
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)):	
Exempt securities	(94,287)
Debt securities	(64,628)
Other securities	(39,858)
Undue concentration	(10,849)
Net capital	$1,158,446

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$ 75,860
Federal income taxes payable	210,000
Total aggregate indebtedness	$ 285,860

Schedule I (continued)

CONTINENTAL INVESTORS SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2003

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 19,067
Minimum dollar net capital requirement of reporting broker or dealer	$ 250,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 250,000
Net capital in excess of required minimum	$ 908,446
Excess net capital at 1000%	$ 1,129,860
Ratio: Aggregate indebtedness to net capital	.25 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile the differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$1,129,535
Increases due to adjustments for:	
Decrease in federal income taxes payable	23,593
Decrease in non-allowable assets	5,318
Net capital per audited report	$1,158,446

Schedule II

CONTINENTAL INVESTORS SERVICES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of June 30, 2003

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Southwest Securities, Inc.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended

June 30, 2003



Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC PRACTICE SECTION OF AICPA
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Continental Investors Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Continental Investors Services, Inc., (the "Company"), for the year ended June 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



CHESHIER & FULLER, L.L.P.

Dallas, Texas
July 29, 2003